

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 12, 2008

Mail Stop 7010

<u>**Via U.S. mail**</u>

Wu Yiting
Chief Executive Officer
Fuda Faucet Works, Inc.
Ge Jia Ba, Hua Ting, Yiyang
Jiangxi, PRC 334400

Re: **Fuda Faucet Works, Inc.**
         Registration Statement on Form S-1
         Filed on: February 14, 2008
         File No.: 333-149254

Dear Ms. Yiting:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the sale of 2,000,000 shares underlying warrants and that your outstanding public float is about 3.7 million shares. Because of the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, it appears that the transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of the shares, please either reduce the number of shares you are registering or identify the selling security holders as

underwriters and include a fixed price at which they will sell the securities.

2. Please provide Determining of Offering Price information required by Item 505 of Regulation S-K.

Prospectus Summary, page 6

3. Please include a short description of the private placement which took place simultaneously with the reverse acquisition.

4. In accordance with Item 503(b) of Regulation S-K, please include your address and telephone number.

Our Business, page 6

5. In the first paragraph please make clear that you are the holding company and that your subsidiaries conduct your business operations.

About Us, page 6

6. This disclosure is confusing about the relationship between Moral Star BVI, Jiangxi Yiyang Fuda Copper Co. Ltd. and the registrant. Please revise to more clearly disclose the results of the reverse acquisition and the relationship among the entities. Please include an organization chart.

7. On the previous page, you define "Fuda" as Fuda Faucet and its subsidiaries and here you define "Fuda" as Jiangxi Yiyang Fuda. Please revise and make corresponding changes to the other sections of the prospectus which address issues raised by this comment.

The Offering, page 7

8. On Footnote 1, please indicate the date on which the 10,725,440 shares of common stock were outstanding.

Risk Factors, page 8

Our new organizational structure makes it difficult for us to evaluate our future business prospects, page 8

9. Please revise to clarify since you did have a change in personnel after the reverse acquisition and your business was not operated by Fuda prior to December 3, 2007, or otherwise delete this risk factor.

<u>Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may materially adversely affect us, page 8</u>

10. Please simplify and shorten your discussion on the current legal framework of Circular 75 and focus your disclosure on how compliance with these rules and regulations affects you and your business. Clearly outline the risks presented by the applicable PRC rules and regulations.

<u>We may need to raise additional capital which may not be available on acceptable terms or at all, page 8</u>

11. Please clarify what you may need financing for. Please discuss your research and development plans in the MD&A and Business sections.

<u>We must effectively manage the growth of our operations, or our company will suffer, page 8</u>

12. To the extent that you have current plans for expansion and are involved in negotiations with potential targets, please revise your disclosure accordingly to better quantify the risk. Otherwise, if this risk is not presently material, please remove. We note from MD&A on page 21 that you have no plans to make any acquisitions at this time. Please discuss the business plan mentioned here, including the expansion of operations in the MD&A and Business sections.

<u>An increase in the cost of raw materials will affect sales and revenues, page 9</u>

13. You state that you do not have long term supply contracts for the supply of your raw materials. However, on page 22 you disclose that pursuant to the terms of the related transactions agreement Kunpeng, a company owned by Ms Yiting, will supply Fuda and Moral Star China on an exclusive basis with recycled copper at its original cost (which cost cannot be greater than the local market price). Please reconcile your disclosures to the extent necessary to better explain the risk and also address this comment on page 18 in MD&A.

<u>If we fail to obtain all required licenses, permit or approval, we may have to cease operations, page 9</u>

14. We note that the only reference to licenses and permits required for the operation of the business is found in your Platting discussion on page 25 regarding a manufacturing license which you have already obtained. Therefore, the risk as presented does not seem material or applicable to you. Please revise your disclosures to the extent necessary or remove the risk factor. To the extent that

you are required to obtain additional licenses and permits, please disclose them to the extent material and include a corresponding discussion in the Business section. Please also discuss these plans for the development of new products in the Business section.

Risks Related to Doing Business in China, page 9

15. We note that a number of the risk factors under this caption seem to overlap. For example, the risk "Adverse changes in political and economic policies . . ." on page 9 addresses similar concerns with the risk factor "Our operations and assets in China are subject to significant political and economic uncertainties" on page 11. Please revise or combine your disclosures to the extent necessary to remove any redundancies.

Adverse changes in political and economic policies . . ., page 9

16. The disclosures in the third and fourth paragraphs, including renewable energy investments do not seem to apply to your business. Please revise or remove.

A downturn in the economy of China may slow our growth and profitability, page11

17. The uneven growth of the Chinese economy has already been addressed in the risk factor "Adverse changes in political and economic policies . . ." on page 9. Further, since you export almost all of your products, it is not clear how the slow growth of the Chinese economy affects your business negatively. Please revise your disclosures to remove redundancies and to better quantify the disclosed risk.

Because Chinese law governs most of our material agreements, we may not be able to enforce our legal rights . . ., page 11

18. You state that Chinese law governs "almost all" of your material agreements. If you are referring to Fuda's commercial contracts and agreements, please revise your disclosure to that effect. We note that with the exception of Exhibits 10.5 and 10.6 to the registration statements, the majority of the other agreements seem to be governed by the laws of the State of New York. Please revise or advise.

There is a limited market for our common stock . . ., page 12

19. Please correct the symbol of your common stock quoted on the Over the Counter Bulletin Board.

Use of Proceeds, page 13

20. Please indicate the intended use of proceeds from the warrant exercises. We note that on page 7 you state that the proceeds will be used for working capital and other corporate purposes, and that Section 6.12 of the Securities Purchase Agreement (Exhibit 10.1) provides how the proceeds from the warrant exercise will be used.

Selling Stockholders, page 13

21. In Footnote 1, please clarify that the 8,522,727 number includes the number of shares of Series A Preferred Stock currently held by Barron Partners, LP, and that 44.67% beneficial ownership is calculated on an as-converted basis.

22. The second sentence in Footnote 1 is confusing since you state that of the 1,838,200 shares being offered, 1,893,939 are $1.80 warrants and 3,789,879 are $3.00 warrants. The amounts disclosed in the second clause exceed the amount being sold. In addition, throughout the prospectus you state the warrants have an exercise price of $1.80 but here you state some have an exercise price of $3.00. Are you referring to warrants owned but not being registered here? Please clarify.

23. In Footnote 4, please clarify that the number of total issued and outstanding shares refers to only shares of common stock.

December 2007 Financing, page 14

24. Please clarify that the 3,000,000 shares issued by the company and deposited in the escrow account are shares of Series A Preferred Stock. Further clarify that the escrow shares represent additional shares to the 3,090,909 shares of Series A Preferred Stock issued to the investors in the December 2007 financing.

25. To the extent that you experienced a percentage shortfall for 2007, please disclose whether any escrow shares were delivered to the investors in accordance with the terms of the escrow agreement, and to the extent applicable, identify the number of shares that currently remain in the escrow account.

26. In the first paragraph of page 15 you state that the adjustment of the $1.80 warrant is based on a formula. Please indicate whether the antidilution protection mechanism is based on a weighted-average formula.

27. Please correct the Schedule 13D reference on the first bullet point on page 15 since you should be referring to Schedule 14C. Further, please make sure that the amended and restated certificate of incorporation is filed as an exhibit or is correctly incorporated by reference to the registration statement. We note that

you incorporate by reference Exhibit 3.1 to the Form 8-K report filed with the
Commission on December 10, 2007; however, Exhibit 3.1 contains the original
certificate of incorporation.

28. In the last sentence of the third bullet point on page 15 you refer to certain
liquidated damages in an amount equal to 12% per annum of the purchase price.
The reference to annual accrual is ambiguous since you do not seem to prorate the
amount of the liquidated damages based on the length of time the breach remains
uncured. Therefore, clarify your disclosure accordingly and explain whether it is
in the discretion of the investors to determine the form of payment. To the extent
that the liquidated damages are paid in cash and you fail to pay them when they
become due, indicate whether any interest accrues on the outstanding amount of
the liquidated damages.

29. Please disclose the exceptions to the officers' and directors' 27-month public sale
restriction.

30. Please discuss your engagement of a finder for this transaction, including terms of
the arrangement and identification of the finder.

Plan of Distribution, page 16

31. Please disclose that the shares will be offered at $3.00 per share until a trading
market for your common stock shares is developed. We note your disclosure on
the cover page of the prospectus.

32. Please expand your discussion on the applicability of Rule 144 and the terms and
conditions pursuant to which the selling shareholders may sell shares pursuant to
Rule 144.

33. Please briefly describe the purpose of NASD Rule 2440.

Market Price of and Dividends on Registrant's Common Equity and Related Stockholder
Matters, page 17

34. Item 201(a)(1)(iii) of Regulation S-K requires that you provide the range of the
high and low bid information of your common stock being traded on the Over the
Counter Bulletin Board for each full quarterly period within the two most recent
fiscal years. Please explain to us why you have not included this information, or
otherwise revise your disclosure accordingly.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

    Overview, page 18

35. In the fourth paragraph you state that your principal operations are conducted in
China and the Middle East. Please disclose the nature of your activities in each
Middle Eastern Country.

36. On page 18, please reconcile your disclosures in the first and second paragraphs
related to the supply contract. In the first paragraph you indicate the existence of
an agreement for supply of copper from an affiliated entity; however, in the
second paragraph you state that you have no long term supply contracts.

37. In the last paragraph of your Overview discussion, you state that prior to
December 3, 2007 you were a private company. Since this statement contradicts
your prior statement of your public reporting blind pool company status, please
revise for consistency. If the statement was referring to Fuda, clarify as
necessary.

    Nine Months Ended September 30, 2007 and 2006, page 20

38. Please expand/revise the discussion of your results of operations for each period
presented to address the following:

- Please provide a more comprehensive analysis of factors that impacted
  your net sales, cost of sales; gross profit, and operating income and
  expenses. In addition, you should discuss known or anticipated trends that
  have and/or may continue to have an impact on your results of operations.
  Your discussion and analysis should provide investors with sufficient
  information to understand historical trends and expectations for the future
  through the eyes of management.

- Describe unusual or infrequent events, significant economic changes, and
  significant components of revenue and expenses. For example, your
  discussion that the increase in operating expenses is primarily attributable
  to an increase in selling expenses and general and administrative expenses
  on page 20 does not explain why there was a 322% increase in operating
  expenses for the nine months ended September 30, 2007.

- Discuss the extent to which material increases in total sales are attributable
  to increases in prices, volume or amount of goods being sold, or
  introduction of new products. For example, on page 20, you indicate that
  gross profit increased and gross margin decreased for the nine month
  period ended September 30, 2007 without further analysis as to why this

occurred or whether this was a one-time event or may continue in the future and the impact on future sales. In addition, you also discuss on page 14 that the increase is the result of net sales growth reflecting increased marketing effort directed in the Middle East; however, your discussion does not include an analysis of how much sales increased in Dubai, United Arab Emirates and other countries in the Middle East.

- Please quantify the impact of each factor you identify when multiple factors contribute to fluctuations, as applicable. You should also ensure that you are explaining the majority of increases or decreases in each line item.

Please refer to Item 303 of Regulation S-K, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

39. We note your disclosure on page 21 that you have historically used significant cash in your operations. Please expand your discussion of liquidity and capital resources to provide specific examples of how you used cash in your operations for each period presented.

40. Please revise your MD&A to include a discussion of changes in your financial condition for each period presented. Refer to Item 303(a) of Regulation S-K.

Operating Income and Expenses, page 20

41. At the end of the second paragraph, you state that the increase in depreciation was due, among others, to the purchase of additional property. Since you are prohibited from owning property in China, please disclose what property you are referring to.

Liquidity and Capital Resources, page 21

42. In the second paragraph you state that as of September 30, 2007 the amount due under the loans was $603,000. Please clarify whether this amount represents the principal and/or interest due monthly under the terms of the loans.

43. In the fourth paragraph, you state that it is possible that you may seek to acquire targets in the education field. Please include a brief discussion of management's view on how this contemplated strategy would fit with the current business.

Description of Business, page 21
Contractual Agreements with Fuda and its Stockholders, page 22

44. Please ensure that in addition to the agreements filed as Exhibits 10.5 and 10.6 to the registration statement, you file the agreements discussed in this section of the prospectus, to the extent required by Item 601(b)(10) of Regulation S-K. Further, in the first paragraph of your discussion correct the reference to "this Form 8-K."

Related Transactions Agreement, page 22

45. Please indicate the length of the term of the agreement with Kunpeg.

Our Business, page 23
Principal Products and Services, page 23

46. Because of the nature of your products and their utility, to the extent material, please indicate whether your business is affected by fluctuations in the real estate market in the countries where your products are sold, and whether your business experiences any trends because of these influences.

Principal Customers, page 24

47. We note from the Net Sales per region chart on page 26 that 99.8% of the net sales for the nine month period ended September 30, 2007 were in the Middle East. If your main customers are concentrated in certain countries, please identify these countries. Further, please identify your customers who accounted for more than 10% of your sales. Please clarify the chart on page 24 since the lead said it represents distributors and the chart heading states that it is customer names. Please also disclose the full names for the customers/distributors.

Plating, page 25

48. We note your statement regarding the manufacturing license issued from the government department of environmental protection. However, you have not included in your disclosure a discussion pursuant to Item 101(h)(4)(ix) of Regulation S-K. To the extent material, please disclose the effect that environmental compliance has on your business.

Overview of the Copper and Faucet Industry, page 26

49. Please supplementally provide background information about the two sources listed on your disclosure: Britain BSRIA and US SCOUT SURVEY. Further, tell us the source(s) of the data you refer to in the third and fourth paragraphs of your disclosure. Tell us whether the information from these sources is publicly

available or whether it was prepared for you and whether you paid for it.

50. To the extent material, please include a discussion regarding your competitive position in the market pursuant to Item 101(h)(4)(iv) of Regulation S-K.

Intellectual Property, page 27

51. Please describe the extent that your business relies on the patent you list in your intellectual property chart. If you are engaged in research and development which is material to your business, please include a brief discussion in your disclosure pursuant to Item 101(h)(4)(x) of Regulation S-K. We note that you plan to set up a research and development center in Italy and discuss new product development in the Risk Factor section.

Executive Compensation, page 28
Summary Compensation Table, page 28

52. Please include compensation information for fiscal year 2007.

Security Ownership of Certain Beneficial Owners and Management, page 29

53. Please identify which shares are not currently owned, but may be acquired within 60 days.

Certain Relationship and Related Transactions, page 30

54. Please explain why your relationship and contract with Kunpeg and the other agreements with Moral Star are not included.

Description of the Securities, page 30

55. At the beginning of your discussion, please indicate that your restated certificate of incorporation is not yet effective.

56. In accordance with Item 202(c) of Regulation S-K, please include a description of the $1.80 warrants.

Unaudited 2007 Q3 Financial Statements

Revised Balance Sheet, page F-2

57. We note that you had construction in progress of $1.8 million as of September 30, 2007. We also note that you had a significant increase in accounts payable balances from September 30, 2006 to September 30, 2007. Please tell us whether

your liabilities as of September 30, 2007 included any payables or accruals for capital expenditures that had not been paid as of September 30, 2007. To the extent that you have liabilities outstanding as of period end related to construction in progress, those liabilities should be excluded from the total change in accounts payable, accrued expenses and other payables and presented instead as supplemental information about non-cash investing activities. Please refer to paragraphs 17.c. and 32 of SFAS 95 and revise your filing as necessary.

Revised Statement of Operation and Comprehensive Income, page F-3

58. On page F-14, you indicate that you recognized income of $576,493, net of related taxes and expenses for the transfer of two patents. Please tell us how you determined that it is appropriate to include the transfer of patents as income outside of operating income instead of as a component within operating income. Please cite the accounting literature used to support your conclusions.

19. Subsequent Event – (2) Private Financing, page F-14

59. You indicate that on December 3, 2007, you entered into a securities purchase agreement pursuant to which the investors purchased for $3.4 million, 3,090,000 shares of series A convertible preferred stock and warrants to purchase 2,060,000 shares of common stock at $1.80 per share and 4,121,212 shares of common stock at $3.00 per share. Please ensure that your year end financial statements address how you accounted for the issuance of these convertible preferred stock and warrants. Your disclosures should also address how you accounted for any reset features, conversion features or price adjustments related to preferred stock and warrants and any other significant terms of this securities purchase agreement. Please cite the accounting literature used to support your conclusions.

Audited 2006/2005 Financial Statements

General

60. Please note the updating requirements of Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-18

61. Please make arrangements with your auditor to revise the audit report and consent to reference the appropriate financial statements covered by the audit report. The audit report and consent should reference the balance sheets of Fuda Faucet Works, Inc. as of December 31, 2006 and 2005, and the related statements of income and comprehensive income, changes in owners' equity and cash flows for each of the years in the two-year period ended December 31, 2006. Please also revise throughout the audit opinion and Experts section on page 32 to reference

Fuda Faucet Works, Inc. Your Experts section currently references the financial statements of Amarillo and its subsidiaries. Please revise accordingly.

Revised Statements of Operations and Comprehensive Income, page F-20

62. Please revise your accounting policy footnote to indicate if you include any depreciation or amortization in your cost of sales. If you do not include depreciation or amortization in your cost of sales, please revise your description of cost of sales on the face of your income statement and elsewhere throughout the filing to read somewhat as follows: "Cost of sales (exclusive of items shown separately below)" or "Cost of sales (exclusive of depreciation and amortization shown separately below)." See SAB Topic 11:B.

63. Please separately present cost of sales and operating expenses associated with related parties on the face of the income statements. Refer to Item 2 of Rule 5-03 of Regulation S-X.

Note 1. Recapitalization Transaction and Basis of Presentation

Basis of Presentation, page F-24

64. We note your disclosure on page F-24 that your significant accounting estimates include the bad debt provision, impairment of inventory and long-lived assets, depreciation and amortization. However, your discussion of significant accounting estimates and policies beginning on page 18 does not appear to address your accounting estimates related to your bad debt provisions or impairment of inventory and long-lived assets. If you consider these estimates to be significant, please revise your MD&A to include a discussion of these estimates which supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements. If you do not considered these policies to be significant, please revise your footnotes accordingly.

65. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and

- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin, including them instead in another line item, such as selling, general and administrative expenses.

66. As a related matter, please disclose your accounting policy for shipping and handing costs. Please refer to EITF 00-10.

67. Please revise your advertising accounting policy to disclose the total amount charged to advertising expense for each period presented. Refer to paragraph 49 of SOP 93-7.

6. Short-term Bank Loans, page F-29

68. Please disclose the actual rate of interest associated with each of your short-term bank loans as of the end of each period presented. Refer to Rule 5-02.22 of Regulation S-X.

10. Stockholders' Equity, page F-30

69. Please disclose the purpose of the surplus reserve account and how you determine the amounts to be appropriated to this account each year.

12. Segment Reporting, page F-30

70. Your current disclosure only includes net sales classified by the major geographic areas in which your product is sold. Please revise your disclosure to show net sales attributed to all "foreign countries" from which you derive your revenues. If revenues from external customers attributed to an individual foreign country are material, those revenues should be disclosed separately. Please also revise your disclosures to include long-lived assets located in your country of domicile and in all foreign countries, if applicable. See paragraphs 36 through 38 of SFAS 131.

71. Please revise your footnote to disclose the amount of revenues from external customers for each product. See paragraph 37 of SFAS 31.

Part II

Recent Sales of Unregistered Securities, page 35

72. The references to the June 2004, June 2005 and March 2006 private placement seem inaccurate. Please correct and properly disclose the unregistered sales of securities that have taken place, including the basis for the exemptions claimed in connection with the private placements of securities.

73. Please identify the promoters and private placement agents, for the various private placement transactions pursuant to Item 701(b) of Regulation S-K. We note that on page 21 you refer to the payment of $170,000 in finders' fees.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 35

74. Please tell us why the buy back of shares from your former executive officers is not disclosed in this section.

Exhibits, page 36

75. Please file your bylaws with your next amendment pursuant to Item 601(b)(3)(ii) of Regulation S-K.

    Exhibit 5.1 – Legal Opinion

76. Please revise the third paragraph of the legal opinion to remove the qualification language at the end of the sentence.

Undertakings, page 36

77. Since this is a secondary offering pursuant to Rule 415 of the Securities Act, please explain why you have included the undertakings at the beginning of page 37.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Green, Staff Accountant at (202) 551-3733 or Lisa Haynes, Staff Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Asher S. Levitsky P.C. (via facsimile @ (212) 930-9725)
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006